Exhibit 12.1

Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2013	2012	2011	2010	2009

Fixed charges – interest expensed	$95,981	$148,076	$170,967	$245,543	$760,988

Earnings
Income before assessments	$97,636	$90,881	$57,645	$142,565	$201,541
Fixed charges	95,981	148,076	170,967	245,543	760,988

Total earnings	$193,617	$238,957	$228,612	$388,108	$962,529

Ratio of earnings to fixed charges	2.02	1.61	1.34	1.58	1.26